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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ June 2004

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: 6/30/2004; 7/8/2004; 7/13/2004; 7/15/2004,7/27/2004,
8/6/2004

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                              Yes ___   No <u>xxx</u>

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF   June 30, 2004

Portrush drilling No.4 and No.5

Portrush Petroleum Corporation is pleased to announce that the Texas Railroad Commission has granted all drilling permissions for the Scanio/Shelton No. 5. This well will be the third of twelve wells to be drilled on the property and we expect the drilling contractor will move a rig on this location either Friday or Saturday, July 2nd or 3rd.

The Scanio Shelton No.4, the second well of the twelve well project has reached a depth of 2,077 feet and should reach total depth of 6,500 feet within a week. The Scanio Shelton No. 2, the first well drilled, has been re-completed in order to maximize daily gas and condensate production from a new set of perforations in the G-2 Series.

The re-completion work was completed on Saturday June 26th and on June 27th. the well produced 1,072,000 cubic feet of gas, 2020 psig, 9/64" choke, plus 19.25 barrels of condensate, no water. The well continues at this rate of production and the company is receiving $6.17 per million British Thermal Units .

A retrievable (drillable) cast iron bridge plug was set above the original perforations allowing a new, original pressured zone (2430 psi) to be introduced into the wellbore. The old surface equipment from the well was unable to safely handle the gas production from the well, which is capable of consistent tubing flowing pressures in the 1850 – 2200 pounds per square inch range. The new surface equipment was installed to allow for increased flow capacity from the well which was placed on production on May 29 and produced approximately 500,000 cubic feet of gas per day from the old perforations. The well was drilled in the Mission River Oilfield in the Gulf Coast region near Corpus Christi, in Refugio County, Texas.

Wells number 6, 7 and 8 Scanio/Shelton drillsite locations have been picked and will be staked and permitted this week.

It is anticipated the remaining wells will be drilled without any further delay, other than that caused by inclement weather conditions and flooding.

The Mission River Oilfield is a portion of a massive complex of productive oil and natural gas fields in the lower Gulf Coast region, including the famous "Tom O'Connor" Oilfield which has produced approximately one billion barrels of oil and three TCF of gas.

Infrastructure essential for marketing the production are in place and operable. Portrush will continue to update on this project and our Michigan project as information is obtained. from the operator.

Drilling of an additional well in the Lenox project in Michigan is planned to commence next month. A route to provide right of way for a gas pipeline on the property has being finalised.
Information on the company can also be obtained by calling (800) 828 1866 or at
www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF   July 8, 2004

Mission River update

Portrush Petroleum Corporation is pleased to announce the results from the Scanio/Shelton No.2,3,4 and 5 the first four of twelve wells to be drilled in the Mission River Oilfield in the Gulf Coast region of Texas, near Corpus Christi, in Refugio County, Texas. Portrush has a 10% working interest in the project and has already contributed its share of the costs for the entire 12 well program

Scanio/Shelton Well No. 2   (on production, gas and condensate)

7/2/04   1915 FTP, 1106 MCF, 22 BC, 0 BW, 9/64" choke.
7/3/04   1925 FTP, 1197 MCF, 30 BC, 0 BW, 9/64" choke.
7/4/04   1925 FTP, 1194 MCF, 19 BC, 0 BW, 9/64" choke.
7/5/04   1900 FTP, 1220 MCF, 19 BC, 0 BW, 9/64" choke.
7/6/04   1900 FTP, 1217 MCF, 24 BC, 0 BW, 9/64" choke.
7/7/04   1905 FTP, 1254 MCF, 22 BC, 0 BW, 9/64" choke.
7/8/04   1910 FTP, 1281 MCF, 19 BC, 0 BW, 9/64" choke.

Scanio/Shelton Well No. 4

7/08/04   Present Operations: Rig released – Depth 6,512'
                This well has been completed and is awaiting production testing. Of the 83 sidewall cores recovered from the wellbore 37 were found to be hydrocarbon bearing denoting 10 different zones probably productive.

Scanio/Shelton Well No. 3

7/8/04   Present Operations: Moving in rig and equipment.
                Rigging up. Expect to spud-in late this date.
                This well will take eight days (approx.) to reach total depth of 6,800 feet

Scanio/Shelton Well No. 5
7/8/04   Present Operations: Rig released – Depth 1,685' Due to surveyors discrepancy location No. 5 is too close to the lease line. Discussions are underway today with the adjoining leaseholder to find a resolution.

Wells number 6, 7 and 8 have been picked and staked and already permitted

Information on the company can also be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF

July 13, 2004

Mission River No. 3 update

Portrush Petroleum Corporation is pleased to announce an update from the first four of twelve wells to be drilled in the Mission River Oilfield in the Gulf Coast region of Texas, near Corpus Christi, in Refugio County, Texas. Portrush has a 10% working interest in the project and has already contributed its share of the costs ($1,044,000) for the entire 12 well program. Results obtained thus far have added significantly to the potential of the project.

Scanio/Shelton Well No. 3

7/13/04   Present Operations: Drilling – Depth – 4,700'

Note: We anticipate logging this well at a total dept of $\pm$6,800' later this week, We have received excellent "shows" of oil and natural gas already in the No. 3 wellbore. These upper beds did not previously exemplify shows in the other wells. The operator and the technical team consider these shows to be "truly significant"

Scanio/Shelton Well No. 2   (on production, gas and condensate)

Daily rates: 1910 FTP, 1280 MCF, 20 BC, 0 BW, 9/64" choke. (approx.)

Scanio/Shelton Well No. 4

Present Operations: Rig released – Depth 6,512'
This well has been completed and is awaiting production testing. Petrophysical data has been analyzed, 10 different zones probably productive.

Scanio/Shelton Well No. 5

Present Operations: Rig released – Depth 1,685. Dispute with the adjoining leaseholder arising from surveyors discrepancy has been resolved.

Information on the company can also be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF

July 15, 2004

Mission River July 15th. update

Portrush Petroleum Corporation is pleased to announce an update from the Mission River Oilfield in the Gulf Coast region of Texas, near Corpus Christi, in Refugio County, Texas. Portrush has a 10% working interest in the project. Two wells have been completed, another will be completed and a fourth well will continue drilling.

Scanio/Shelton Well No. 3

7/15/04 Present Operations: Drilling – Depth – 6,100

Note: We anticipate logging this well at a total dept of ±6,800' within 24 hours. The operator will remove sidewall cores and complete a pressure test from a number of prospective zones prior to completion. We have received excellent "shows" of oil and natural gas already in the No. 3 wellbore. These upper beds did not previously exemplify shows in the other wells. The operator and the technical team consider these shows to be "truly significant"

Scanio/Shelton Well No. 2 (on production, gas and condensate)

Daily rates: 1910 FTP, 1280 MCF, 20 BC, 0 BW, 9/64" choke. (approx.)

Scanio/Shelton Well No. 4

Present Operations: Rig released – Depth 6,512'
This well is being completed today and tomorrow and will be production tested immediately thereafter. At least ten (10) different zones appear to be prospectively productive.

Scanio/Shelton Well No. 5

Present Operations: Rig released – Depth 1,685. Dispute with the adjoining leaseholder has been resolved. The drilling rig from No. 3 will be moved back to this location as soon as operations on No. 5 are complete. It is anticipated this well can reach total depth within six days.

Information on the company can also be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF   July 27, 2004

Mission River July 27th. update

Portrush Petroleum Corporation is pleased to announce an update from the Mission River Oilfield in the Gulf Coast region of Texas, near Corpus Christi, in Refugio County, Texas. Portrush has a 10% working interest in the project. Three wells have been completed, a fourth well has reached total depth, is awaiting completion and a fifth well will commence drilling this week. Several locations have been permitted and other possible locations are under evaluation. The "Vicksburg age "Massive Sand" formation in this area has produced almost a billion barrels of oil and several TCF of gas since the field was first discovered in the nineteen thirties.

Scanio/Shelton Well No. 3

The well which has several prospective oil and gas horizons will be completed in the coming days. The operator has advised a service rig will be on this location on Wednesday July 28th.

This well was logged at a total dept of $\pm$6,800'. The operator removed sidewall cores and completed a pressure test from a number of prospective zones prior to completion. We have received excellent results from the sidewall core analysis.

Scanio/Shelton Well No. 2 & Scanio/Shelton Well No. 4
(on production, gas and condensate)

Both of these wells have been connected to the sales pipeline. The No.2 well has been on production for over a month. The No.4 well went on stream on July 20th.

Scanio/Shelton Well No. 5

This well reached total depth at 6,515'. Downhole wellbore surveys ("logs and sidewall cores) have been run. Multiple very good shows of oil and gas throughout interval 5,700' - 6,515'. A decision to complete the well has been taken. The service rig will be moved on to this location as soon as work on No.3 is complete.

Information on the company can be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF   August 6, 2004

Mission River August 6th. update

Portrush Petroleum Corporation is pleased to announce an update from the Mission River Oilfield in the Gulf Coast region of Texas, near Corpus Christi, in Refugio County, Texas. Portrush has a 10% working interest in the project. Three wells have been completed and have been connected to the gas sales line. A fourth well has reached total depth, is awaiting completion and a fifth well will commence drilling early next week. The next location will be chosen to build on the success achieved thus far and also help in the overall evaluation of the project. The "Vicksburg age "Massive Sand" formation in this area has produced almost a billion barrels of oil and several TCF of gas since the field was first discovered in the nineteen thirties.

Scanio/Shelton Well No. 3

The well which has several prospective oil and gas horizons was perforated on Thursday August 5th. and was tied into the gas sales line the same day.
The well is flowing 330 MCFD with 1,000# psi FTP on a 8/64" choke.

Note

Bottom hole pressure of this zone is only 1308 psi. This well should produce in excess of 500 MCFD after the compressor is installed next week.

Scanio/Shelton Well No. 2 & Scanio/Shelton Well No. 4
(on production, gas and condensate)

Both of these wells have been connected to the sales pipeline. The No.2 well has been on production for over a month, the No.4 since July 20th.

Scanio/Shelton Well No. 5

This well reached total depth at 6,515'. Downhole wellbore surveys ("logs and sidewall cores) have been run. Multiple very good shows of oil and gas throughout interval 5,700' - 6,515'. A decision to complete the well has been taken and 4-1/2" casing has been set. The service rig has been moved on to this location. Because of excessive heat the crew has been allowed the weekend off and the well will be perforated early next week.

Information on the company can be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD
/s/
M.Cotter
President
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768
(Registrant)

Date: August 9, 2004   By: /s/ Neal Iverson
                              Neal Iverson, Director/Corporate Secretary